Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Name of Issuer)

Common Stock, Par Value US$0.01 Per Share

(Title of Class of Securities)

G2110R106

(CUSIP Number)

Julia Wei

ThaiLin Semiconductor Corp.

No. 4 Jen-De Road Fongshan Village,

Hukou Hsinchu County, Taiwan

Tel (886) 3-5985959

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box  ☒.

SCHEDULE 13D

CUSIP NO. G2110R106
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ThaiLin Semiconductor Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,866,088
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 20,866,088
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,866,088
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.1%
14	TYPE OF REPORTING PERSON CO

(1)	Based on 98,751,012 ordinary shares of the Issuer issued and outstanding.

Item 1.	Security and Issuer

This Schedule 13D (this “Schedule 13D”) is filed by ThaiLin Semiconductor Corp. (“ThaiLin”).

The class of equity securities to which this Schedule 13D relates is the common stock, par value US$0.01 per share (the “Common Shares”), of ChipMOS TECHNOLOGIES (Bermuda) LTD. (the “Company”), a Bermuda company, whose principal executive office is located at No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Republic of China.

Item 2.	Identity and Background

On September 29, 2009, the Company entered into a Convertible Bond Exchange Agreement with ThaiLin, which is 42.9% owned by the Company’s wholly-owned subsidiary, ChipMOS TECHNOLOGIES INC., pursuant to which the Company agreed to exchange US$9,000,000 principal amount of the Company’s 1.75% Convertible Senior Notes due 2009 (the “2009 Notes”) held by ThaiLin for US$3,150,000 principal amount of 10% Convertible Senior Bonds due 2014 (the “10% Bonds”) and US$5,850,000 principal amount of 8% Convertible Senior Bonds due 2014 (the “8% Bonds”, and together with the 10% Bonds, the “New Bonds”).

Also on September 29, 2009, the Company entered into a Convertible Bond Purchase Agreement with ThaiLin pursuant to which ThaiLin agreed to purchase from the Company and the Company agreed to issue and sell to ThaiLin US$10,000,000 in principal amount of 8% Bonds.

The 10% Bonds and the 8% Bonds will be convertible into Common Shares at a conversion price of US$1.50 and US$1.25 per share, respectively, subject to anti-dilution adjustments under certain circumstances. The 10% Bonds and the 8% Bonds pay interest on a quarterly basis at the rates of 10% per annum and 8% per annum, respectively. The Company has the option, subject to the satisfaction of certain conditions, of paying interest (and certain make-whole amounts) on the New Bonds in cash, Common Shares or a combination of Common Shares and cash.

Item 3.	Source and Amount of Funds or Other Consideration

In exchange for the US$10,000,000 new bonds obtained through the Convertible Bond Purchase Agreement, ThaiLin paid the Company US$10,000,000, and the source of those funds was the working capital of ThaiLin.

Item 4.	Purpose of Transaction

The exchange and purchase of the New Bonds by ThaiLin is for investment purposes.

Item 5.	Interest in Securities of the Issuer

(a)	As of the date of this Schedule 13D, ThaiLin is the beneficial owner of, in the aggregate of 20,866,088 Common Shares, which represents 21.1% of the Company’s issued and outstanding Common Shares. Of these 20,866,088 Common Shares, 14,780,000 are deemed beneficially owned by ThaiLin as they may be acquired upon conversion of the New Bonds.

(b)	The percentage used in this Schedule 13D are calculated based on 83,971,012 issued and outstanding Common Shares plus 14,780,000 that may be acquired upon conversion of the New Bonds.

(c)	The information contained in table form in Rows 7 through 11 to this Schedule 13D, which relates to beneficial ownership, voting and disposition of Common Shares, is hereby incorporated by reference. ThaiLin has the sole power to vote and dispose of the 20,866,088 Common Shares held by it.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

See Item 2 above.

Item 7. Material to be Filed as Exhibits

Exhibits:

(i)	Convertible Bond Exchange Agreement

(ii)	Convertible Bond Purchase Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 26, 2009

FOR AND ON BEHALF OF
ThaiLin Semiconductor Corp.

By:	/S/ LAFAIR CHO
Name:	Lafair Cho
Title:	President